CIGNA CORPORATION	EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Nine Months Ended September 30,
	2000	1999

Income from continuing operations before income taxes	$1,096	$774

Fixed charges included in income:
Interest expense	79	89
Interest portion of rental expense	33	39

Total fixed charges included in income	112	128
Minority interest	43	16

Income available for fixed charges	$1,251	$918

RATIO OF EARNINGS TO FIXED CHARGES	11.2	7.2